Exhibit 99.1

Clearmind Medicine Receives Yale IRB Approval, Enabling Patient Recruitment for Parts B and C of CMND-100 Phase I/II Trial, Following Positive Safety Results

Vancouver, Canada, Sept. 08, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company” or “Clearmind”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogen for scalable treatment  of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced that the Yale University’s IRB has approved the initiation of patient recruitment for Parts B and C of its Phase I/II clinical trial evaluating CMND-100.

This approval advances the multicenter study, titled “A Phase I/II Single and Multiple Dose Tolerability, Safety and Pharmacokinetic Study of CMND-100 in Healthy Volunteers and Subjects with AUDand directly enables the Company to accelerate enrollment at Yale School of Medicine’s Department of Psychiatry.

The Yale site now joins other leading centers already approved and actively recruiting patients for the trial, including Johns Hopkins University School of Medicine, Tel Aviv Sourasky Medical Center and Hadassah Medical Center. The trial at the Yale site is led by Anahita Bassir Nia, MD, a specialist in psychiatry and addiction medicine.

Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind, commented: “Yale IRB approval to proceed with Parts B and C is an important milestone for our CMND-100 clinical program. This clearance allows us to immediately expand and accelerate patient recruitment at another world-class site, alongside Johns Hopkins and Israeli medical centers, as we continue evaluating our proprietary non-hallucinogenic, MEAI-based candidate for individuals with AUD.”

As previously announced, Clearmind achieved positive safety results from Part A of its ongoing FDA-regulated Phase I/II clinical trial evaluating CMND-100. Clearmind reported that all 24 participants enrolled across four ascending-dose cohorts successfully completed treatment as planned per-protocol, reinforcing the strength of its proprietary drug candidate, CMND-100. The study achieved its primary endpoint of safety and tolerability. CMND-100 demonstrated a consistent safety profile throughout the dose-escalation phase, including at the highest dose evaluated in the fourth cohort. No serious adverse events were observed, and overall tolerability remained strong and consistent with earlier cohorts, further supporting the compound’s continued clinical advancement.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the development, progress, advancement, timing, conduct and results of its clinical trials and research programs, the potential safety, tolerability, efficacy and therapeutic benefits of its product candidates, the enrollment and participation of subjects in its clinical studies, anticipated clinical, regulatory and development milestones, and the Company’s plans, objectives, expectations and strategy with respect to the development and commercialization of its product candidates. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.